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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                      FORM 15



Certification and Notice of Termination of Registration Under Section 12(g)of
  the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934



                          Commission File No. 0-24392

                             Doubletree Corporation
                    ------------------------------------------
                (Exact name of registrant as specified in its charter)

                          410 North 44th Street, Suite 700
                               Phoenix, Arizona 85008
                                   (602) 220-6666
                         ------------------------------------
           (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, $0.01 par value
              Preferred Stock Purchase Rights, par value $.01 per share
                      ---------------------------------------
           (Title of each class of securities covered by this Form)

                                      None
                        ---------------------------------------
             (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    /X/    Rule 12h-3(b)(1)(ii)      / /
          Rule 12g-4(a)(1)(ii)   / /    Rule 12h-3(b)(2)(i)       / /
          Rule 12g-4(a)(2)(i)    / /    Rule 12h-3(b)(2)(ii)      / /
          Rule 12g-4(a)(2)(ii)   / /    Rule 15d-6                / /
          Rule 12h-3(b)(1)(i)    / /


   Approximate number of holders of record as of the certification or notice date: one






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           Pursuant to the requirements of the Securities Exchange Act of 1934,
       Doubletree Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

       Dated: December 19, 1997                     By:
                                                        ---------------------
                                                    Name:  Richard M. Kelleher
                                                    Title: President & CEO